WRITERS ' GROUP FILM CORP.
1752 East Avenue J #266
Lancaster, CA 93535
213-694-1888
March 30, 2009

Lauren Nguyen
Daniel Morris
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:         Writers’ Group Film Corp.
Registration Statement on Form S-1 – 1st amendment
File No. 333-156832
Filed on March 4, 2009

Dear Ms. Nguyen and Mr. Morris:

Thank you for your comments letter of March 18, 2009. Please find following our responses to your comments. We have also filed through the EDGAR system a redline version of the Form S-1/A2, to aid in your re-review of our filing.

1.	The 10-Q was filed under the erroneous belief that we had closed the agreement with Auctus. We have amended and re-filed our 10-Q to eliminate that incorrect disclosure.

We have plans to issue shares under an equity line of credit in the foreseeable future, but we cannot be sure of when, as we have suspended discussions regarding the equity line with Auctus until this registration statement has become effective.

2.	No investors became interested in the private offerings by means of this registration statement or the registration statement commencing in May 2008.

3.	We confirm that both public and private offerings were intended to raise as much capital as possible to fund our operations.

www.writersgroupfilmcorp.com   *   info@writersgroupfilmcorp.com

4.
Our private offerings should not be integrated with either this registration statement or the public ofering commencing in May 2008 because the investors in the private offerings became interested in the respective private offerings without respect to either registration statement. Our financing needs became unpredictable after we attempted and largely failed to sell shares pursuant to our registration statement in May 2008. We therefore decided to take a different track to raise money, selling shares at only a penny, rather than the 15 cents we specified in our registration statement, and only to friends and business associates already well-known to us. We repeated our efforts in December and January, approaching investors without respect to this registration statement.

5.
We have substantially revised the entire document so that it accurately presents our current situation, as requested. We have presented any discussion of what we plan to do in the context of a clear timeline which sets forth the obstacles and benchmarks that we must achieve along the way, and we have included our estimate of the financial requirements needed to reach our plan, and we also discussed our plans for raising the money, as suggested.

6.	We have revised the prospectus to avoid unnecessary repetition and have added sub-headings as we felt possible, as suggested.

7.
The discrepancy is explained by the fact that we agreed with the prior comment that our shares should be more valuable after being registered, and didn’t want to appear to be low-balling the price to avoid paying registration fees, but on the other hand, had to disclose that the shares would be initially priced at $0.01, because that is the initial price the market maker told us he would use.

8.	We have revised footnote (2) to remove any language which could be construed as suggesting an automatic or guaranteed increase in value of the shares, as directed.

9.	We revised our risk factor “The Recent Market Downturn…” to discuss the effects of the economic turmoil on our entire business, rather than just “Writers’ Assistants”, as directed.

10.
When we use the term “money raise” we mean either registered offerings and/or private placement stock offerings. We have clarified this throughout the document, wherever the term “money raise” appears.

11.
In our risk factors, we have removed the language regarding our management team’s experience and replaced it with the disclosure that while our management team has familiarity with the entertainment industry, none has experience managing a public entertainment company, as suggested.

12.	We have taken the language regarding our management’s inexperience (see response to comment 11 above) and included it under the risk factor, “Our Management Has Limited Previous Experience…”.

13.
In our risk factor “We Have Little History of Operations…” we have included an indication that as a result of our limited operating history, it may be difficult for investors to accurately forecast our operating expenses or potential revenues, as suggested.

14.	We have revised our entire filing to remove reference to proceeds from offering(s), as directed.

15.	In our risk factor “There Is No Market For Our Common Equity Securities…” we included the aggregate number and aggregate percentage of shares purchased by our management in the private placements.

16.
The disclosures we included regarding initial capital (in response to prior comments 22 and 23) and the disclosures regarding the amount of shares purchased by management (see response to comment 15 above) were put under a separate risk factor, “Most of Our Capital And Assets Have Been Provided by Management And Our Registered Offering Was Unsuccessful”.

17.
We were unable to extricate the discussion of having no liability insurance from our overall discussion of the liability we face in our risk factor “We May Face Liability…” so we revised the title of the risk factor to include specific mention of having no liability insurance.

18.	We added a separate risk factor describing the possibility that “G! Dude?” and other works that we produce may infringe upon others’ intellectual property rights, as requested.

19.	We defined the meaning of the term “entertainment products” in our “There Is Limited Protection…” risk factor, as requested.

20.	We updated our disclosure regarding directors’ terms in our “Directors, Executive Officers…” section, as requested.

21.	We updated the information in the beneficial ownership table as of the most recent fiscal quarter, in our “Security Ownership…” section, as requested.

22.	We revised our “Organization Within Last Five Years” section to update the information therein as of our most recent fiscal quarter, as requested.

23.	We disclosed the term of the consulting relationship with FMCOCO, Inc., as requested.

24.
We clarified that we have no proven record of securing full funding from production companies or film studios by offering financial incentives to secure well-known actors or directors, under the “Business Development” subsection of our “Description of Business” section, as requested.

25.
We further revised our “Business of Issuer” subsection to provide more clarity in regards to all material aspects of our current business, as requested. We drastically revised and streamlined this subsection to accurately and succinctly disclose our current stage of development, and discussed how we plan to generate revenues with our products, as suggested. We also explained why we designated “Writers’ Assistants” as our main revenue-generating product, and provided the reasons why we believe it will generate revenues, as requested.

26.
We have substantially revised our disclosure throughout the “Description of Business” section to reduce and/or eliminate disclosures which merely recite market data and practices, rather than focus on our company and specific operations.

27.
We did not add any further disclosures regarding offering more than one actor, or an actor and a director each, 5-10% of a given film’s budget and 5-10% of its profits, because we will not engage in this practice in the foreseeable future. Typically, once one well-known actor or director attaches him- or herself to the project, other well-known actors are more likely to as well, and if so, they will usually do the project for scale (union mandated minimum pay), or at least certainly far less than 5% of the budget and 5% profit participation.

28.	We revised our disclosure under “Revenue-Generating Events” to include the revenues we received from our agreements with Car Search, Inc. and Cruck Productions, Inc., as requested.

29.
We intend to determine if an actor is sufficiently bankable by using the quantified rankings presented by the Ulmer Scale, and selecting an actor with an Ulmer Rating above 40. We revised our disclosure under “Plan to Generate Revenues with our Products” by explaining this criteria for selecting an actor, as requested. As we clarify in our diclosure here, similar scales and rankings are not complete enough to be useful.

30.
We disclosed, in our “Plan to Generate Revenues with out Products”, that we have made initial contacts with two prospective actors’ representatives and the results of those contacts, as suggested. In the next paragraph, we disclose our reasoning in believing why some actors who meet our criteria may be available to us.

31.
Under our new subheading “Distribution and marketing – discussion of ‘Writers’ Assistants’”, we revised our disclosure to include a more detailed explanation of our belief that the revenue centers listed in this portion of the filing may be available for us to participate in once Writers’ Assistants is produced, as requested.

32.	The reference to research conducted regarding the likelihood of a film being accepted at multiple festivals has been removed, as suggested.

33.
We substantially streamlined and rewrote our MD&A section to concisely provide disclosure assessing our financial condition pursuant to Item 303 of Reg S-K, as requested, including disclosure of our results of operations, comparing our financial condition to the year-ago period, our liquidity, and our capital resources.

34.	We have removed most of the paragraph in our MD&A section which contains the assertion that we can continue to operate “in a limited capacity” without additional funding.

35.
We have revised our MD&A section by adding a subheading called “Plan for the next 12 months” in which we provide a concise description of our plan for the next year, as requested. We did not include any disclosures regarding “past” milestones if they were not related to our current plan of operations, as requested. And under this subheading we also provided clear timetables by which we anticipate meeting our plans, with brief discussions of how we intended to secure funding for these plans, as suggested.

36.	We removed the disclosures regarding unnamed projects that had not yet reached the script stage entirely.

37.
We removed the disclosure regarding meeting the financier who verbally committed to putting up $150,000, as requested. We have also removed this disclosure in our amended 10-Q filing for December 31, 2008.

38.	We revised our “Certain Relationships…” section by updating the related party transactions as of the most recent fiscal quarter, as requested.

39.	We have provided a Summary Compensation Table, pursuant to Item 402(n), as requested, and a Directors’ Compensation Table, pursuant to Item 402(r).

40.	We have considered the financial statement update requirements of Rule 8-08 of Regulation S-X, as requested. Our fiscal year ends March 31.

41.	We have filed all material agreements with our first amended filing (March 4, 2009) and incorporate them herein by reference.

Thank you for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,

Tal L. Kapelner
President